Exhibit 99.45

Nouveau Monde and Forge Nano Sign a Collaboration Agreement for Advanced Coatings for Li-Ion Battery Anode Material

•	Coating of Nouveau Monde’s spherical graphite represents the final and most advanced step in the value chain of battery anode material, generating attractive profit margins.

•	Forge Nano’s advanced coating technologies will enhance the performance of Nouveau Monde’s graphite as part of the Lithium-ion battery system.

•	Production of high-performance coated graphite anode material confirms Nouveau Monde’s position as a leader of battery anode material outside of China.

•	Forge Nano is backed by industry leaders such as Volkswagen, LG Technology Ventures and Mitsui Kinzoku.

MONTREAL, Oct. 06, 2020 -- Nouveau Monde Graphite (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) and Forge Nano, based in Colorado, USA, are pleased to announce that they have signed an important collaboration agreement for the use of Forge Nano’s proprietary Atomic Laser Disposition-coating technologies (“ALD”). The coating of spherical graphite is the last process step needed to complete Nouveau Monde’s graphite-based product range for the EV and renewable energy sectors. This agreement underpins Nouveau Monde’s strategy to be a fully integrated producer of battery materials, offering shareholders increased revenue and additional margins, while offering its future clients a sustainable and reliable source of high-quality products.

Eric Desaulniers, President & CEO of Nouveau Monde explains: “We are very excited to collaborate with Forge Nano, an American-based global leader in surface engineering, that is well-recognized in the EV and battery sectors. With the use of their ALD-coating technology, we will be able to offer our customers an enhanced battery material solution.” He adds: “Partnering with Forge Nano, will enable Nouveau Monde to market an active anode material that is optimized for each battery system, using different cathode and electrolyte chemistries. This coating layer will play a pivotal role in matching ion exchange compatibility, that will drive battery performance beyond what is currently known.”

James Trevey, CTO of Forge Nano explains: “We are thrilled to be partnering with Nouveau Monde to provide tailored, high-performance graphite products capable of meeting the demands of any application” He adds: “Not only are we excited about the business potential of our partnership but appreciate working with people as passionate about innovation and market leadership as we are, this relationship has all of the right ingredients for a long term partnership”.

Why is ALD coating so effective in Lithium-Ion Battery materials?

When added to anode powders, cathode powders, solid state electrolyte powders, and separator materials, or the combination thereof, the result is an increased cycle life and reduced capacity fade, increased ionic or electronic conductivity, greater stability under high voltage operation, greater capacity retention under fast charging, greater stability under high temperature storage and extreme low and high temperature operation conditions. As well, as protection from interfacial side reactions, low gas generation, greater moisture resistance, modified interfacial thermodynamics, high temperature resistance to thermal runaway, and abuse tolerance.

US Government declares State of Emergency to establish a North American supply of graphite

On September 30th 2020, the U.S. Presidency declared an Executive Order on addressing the threat to the domestic supply chain from reliance on critical minerals from Foreign Adversaries, whose practices do not endorse and pursue appropriate minerals supply chain standards, leading to human rights violations, forced and child labor, violent conflict, and health and environmental damage:

“The United States is 100 percent reliant on imports for graphite, which is used to make advanced batteries for cellphones, laptops, and hybrid and electric cars. China produces over 60 percent of the world’s graphite and almost all the world’s production of high-purity graphite needed for rechargeable batteries. For these and other critical minerals identified by the Secretary of the Interior, we must reduce our vulnerability to adverse foreign government action, natural disaster, or other supply disruptions. Our national security, foreign policy, and economy require a consistent supply of each of these minerals. I hereby declare a national emergency to deal with that threat.”

Source: https://www.whitehouse.gov/presidential-actions/executive-order-addressing-threat-domestic-supply-chain-reliance-critical-minerals-foreign-adversaries/

Nouveau Monde will respond to these and similar demands, ensuring a dependable and ethically sourced supply.

Terms of the Agreement

The Agreement sets out a multi-phase partnership, which will allow Nouveau Monde the opportunity to commence production in the near-term, while preparing for commercial production by 2023.

Initially, Nouveau Monde will supply Forge Nano with test batches of spherical graphite to successfully determine the optimal ALD operational parameters. Nouveau Monde will then purchase a first ALD module from Forge Nano, which will be added to the Company’s battery anode material demonstration plant in Québec, Canada. In the interim, Forge Nano will collaborate with Nouveau Monde for the design and specifications of ALD equipment for the Company’s full-scale commercial operation in Canada. At full-scale production, Nouveau Monde plans to produce 40,000 tons per year of battery anode material, with the ability to expand over time to meet market demand.

About Forge Nano

Forge Nano is a global leader in surface engineering and precision nano-coating technology, using Atomic Layer Deposition (ALD). The Company’s proprietary technology and manufacturing processes make angstrom-thick coatings fast, affordable, and commercially viable for a wide range of materials, applications and industries. Forge Nano’s suite of ALD and PALD products and services covers the full spectrum from lab-scale tools to commercial-scale manufacturing systems. Over the last year, the Company has received major support and signed meaningful partnerships with Volkswagen, LG Technology Ventures, Mitsui Kinzoku, Air Liquide, and Sumitomo Corporation of Americas. https://www.forgenano.com/about-forge- nano/forge-nano-investors/

About Nouveau Monde Graphite

Nouveau Monde is set to become a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in North America. Targeting full scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing Lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665

jpaquet@nouveaumonde.ca clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward -looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca